SEC[illegible] 05036955 [illegible]ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52643

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ULTIMUS FUND DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 PICTORIA DRIVE, SUITE 450
(No. and Street)

CINCINNATI (City) OHIO (State) 45246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT G. DORSEY (513) 587-3401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANZ CPAS, INC.
(Name – *if individual, state last, first, middle name*)

11180 REED HARTMAN HIGHWAY, SUITE 110 CINCINNATI, OHIO 45242
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH. D.C. 179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT G. DORSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ULTIMUS FUND DISTRIBUTORS, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

SUE A. PILCHER
Notary Public, State of Ohio
My Commission Expires 10/27/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

FRANZ CPAs, Inc.

Certified Public Accountants

11180 Reed Hartman Highway, Suite 110 • Cincinnati, Ohio 45242
(513) 489-4848 • FAX (513) 489-4856

Independent Auditor's Report

Member
Ultimus Fund Distributors, LLC

We have audited the accompanying statement of financial condition of Ultimus Fund Distributors, LLC (the Company) as of December 31, 2004, and the related statements of income, changes in member equity, and cash flows for the period then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultimus Fund Distributors, LLC at December 31, 2004, and the results of their operations and their cash flows for the period then ended in conformity with generally accepted accounting principles in the United States of America.

February 9, 2005

FRANZ CPAs, INC.

Ultimus Fund Distributors, LLC

Statement of Financial Condition
December 31, 2004

Assets

Cash	$	122,569
Receivable from customers		13,213
Prepaid registration fees		17,598
Total current assets	$	153,380

Liabilities and Member Equity

Liabilities:		
Accounts payable	$	589
Total current liabilities		589
Commitments and contingent liabilities		-
Member equity		152,791
Total liabilities and member Equity	$	153,380

The accompanying notes are an integral part of these financial statements

Ultimus Fund Distributors, LLC

Statement of Income
for the Year Ended December 31, 2004

Revenues:		
Distribution fees	$	112,099
Underwriting fees		803
Total revenues		112,902
Expenses:		
Sub-distribution fees		28,800
Registration fees		20,265
Sub-servicing fees - related party (Note 4)		7,646
Professional		5,000
Total expenses		61,711
Net Income	$	51,191

The accompanying notes are an integral part of these financial statements

Ultimus Fund Distributors, LLC

Statement of Changes in Member Equity for the Year Ended December 31, 2004

Balance at December 31, 2003	$ 101,600
Net income	51,191
Member contributions	-
Balance at December 31, 2004	$ 152,791

The accompanying notes are an integral part of these financial statements

Ultimus Fund Distributors, LLC

Statement of Cash Flows
for the Year Ended December 31, 2004

Cash flows from operating activities:		
Net income	$	51,191
Increase in operating assets and liabilities:		
Receivable from customers		(3,864)
Prepaid registration fees		(262)
Accounts payable		(150)
Total adjustments		(4,276)
Net cash provided by operating activities		46,915
Change in cash		46,915
Cash at beginning of the year		75,654
Cash at end of the year	$	122,569

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
December 31, 2004

1. Organization and Nature of Business

Ultimus Fund Distributors, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), National Association of Securities Dealers (NASD) and various state securities regulatory agencies. The Company is an Ohio Limited Liability Company that is a wholly-owned subsidiary of Ultimus Fund Solutions, LLC (Member). The Company began operations on May 31, 2000 and received NASD membership approval effective August 18, 2000.

The Member provides comprehensive mutual fund services, including organization, consulting, fund administration, fund accounting and pricing, transfer agency and shareholder services, to new and existing mutual fund groups. The Company serves as the principal underwriter for mutual fund groups that have contracted with the Member for the provision of mutual fund services.

2. Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Distribution Fee Income

The Company contracts with mutual fund groups under a distribution agreement and generally charges a flat monthly fee of $500, although fees are subject to negotiation. Distribution fees are billed and recognized as earned on a monthly basis over the term of the respective contracts.

The Company also generates distribution fees pursuant to certain cash management services agreements. Such fees are based on an established fee schedule.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's net income is allocated to the Member in accordance with regulations of the Company.

Registration Fee Expense

Registration fees are recorded at cost and amortized on a pro rata basis over the respective licensing period. The Company incurs fees for SEC, NASD and various state licensing requirements.

Sub-Distribution Fee Expense
The Company previously appointed an independent third party as its agent (Agent) to process investment company shareholder transactions with the National Securities Clearing Corporation (NSCC). The Company generally paid a flat monthly fee of $400 for each Agent appointment, although fees are subject to negotiation. These sub-distribution agreements terminated during 2004. As a member of NCSS, the Company processes investment company shareholder transactions.

Sub-Servicing Fee Expense
The Company pays Member for certain administration, transfer agent and fund accounting services.

Cost Reimbursement

Mutual fund groups or their sponsor reimburse the Company for costs associated with the licensing of individual representatives; Fund/SERV, Networking and other transaction costs; and the costs of reviewing and filing sales literature with the NASD. These costs represent flow-through items and are not reflected in the Company's financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

3. Receivable From Customers

Accounts receivable from customers include amounts due under distribution agreements with thirteen mutual fund groups and amounts due under cash management services agreements. Management expects to collect 100% of all outstanding accounts, therefore, no allowance for doubtful accounts has been provided.

4. Related Party Transactions

The Member assumes certain costs of the Company pursuant to a Cost Assumption Agreement dated June 20, 2000. Specifically, the Company operates out of an office leased by the Member. In addition, employees and other resources of the Member support the Company's operations. Costs assumed by the Member are not reflected in the Company's financial statements.

As discussed above, the Company pays Member for sub-servicing. Total sub-servicing fee expenses for the year ended December 31, 2004 equaled $7,646.

As of December 31, 2004, accounts payable includes $589 due to Member for payment of sub-servicing fee expense.

5. Letter of Indemnity

Under the terms of a Letter of Indemnity, the Company agreed to indemnify Agent against any and all claims, losses, liabilities, costs, expenses and damages, including attorneys' fees, incurred by Agent in connection with the processing of investment company shareholder transactions with the NSCC. The Company's sub-distribution agreements with Agent were terminated during 2004.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2004, the Company had net capital of $125,485, which was $100,485 in excess of its required net capital of $25,000.

7. Concentration of Revenues

A significant portion of the Company's distribution fees are derived from two customers. Fees earned from these particular customers accounted for approximately 42% and 21% of all revenues earned during 2004.

FRANZ CPAs, Inc.
Certified Public Accountants

1180 Reed Hartman Highway, Suite 110 · Cincinnati, Ohio 45242
(513) 489-4848 · FAX (513) 489-4856

Independent Auditor's Report on Supplemental Information

Member
Ultimus Fund Distributors, LLC

We have audited the accompanying financial statements of Ultimus Fund Distributors, LLC as of and for the period ended December 31, 2004, and have issued our report thereon dated February 9, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pursuant to SEC Rule 15c3-1(a)(2)(v) (the Net Capital Rule), the Company is required to maintain a minimum net capital requirement of $25,000. No material differences exist between the computation reported on by the independent auditor (Schedule I) and the Company's unaudited filing of Part II or Part IIA of the FOCUS report.

The Company operates pursuant to SEC Rule 15c3-3(k)(2) (the Customer Protection rule), limiting business to the distribution of mutual funds, including mutual fund underwriter, sponsor, and retailer on a direct application basis (i.e., the Company does not hold customer funds or safekeep customer securities). The Company is exempt from Rule 15c3-3.

February 9, 2005 FRANZ CPAs, Inc.

Ultimus Fund Distributors, LLC

Schedule I

Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1
December 31, 2004

Computation of Net Capital

Total partner capital from Statement of Financial Condition	$ 152,791
Deduct partner capital not allowable for net capital	-
Total partner capital qualified for net capital	152,791
Add:	
Liabilities subordinated to claims of general creditors allowable in computation on net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	152,791
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	(27,306)
Secured demand note deficiency	-
Commodity futures contracts and spot commodities - proprietary capital changes	-
Other deductions and/or charges	-
Other additions and/or credits	-
Net capital before haircuts on securities positions	125,485
Haircuts on securities	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities:	
Exempted securities	-
Debt securities	-
Options	-
Other securities	-
Undue concentrations	-
Other	-
Net Capital	$ 125,485

See Independent Auditor's Report on Supplemental Information

Ultimus Fund Distributors, LLC

Schedule I

Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1
December 31, 2004

Computation of Aggregate Indebtedness

Total A.I. Liabilities from Statement of Financial Condition	$	589
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	589
Percentage of aggregate indebtedness to net capital		0%

Computation of Basic Net Capital Requirement

Minimum net capital required	$	39
Minimum dollar net capital requirement	$	25,000
Net capital requirement	$	25,000
Excess net capital	$	100,485
Excess net capital at 1000 percent	$	125,426

See Independent Auditor's Report on Supplemental Information

Independent Auditor's Report on Internal Accounting Control

Member
Ultimus Fund Distributors, LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Ultimus Fund Distributors, LLC (the Company), for the period ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 9, 2005 FRANZ CPAs, INC.